UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):
            |_| Form 10-K |_| Form 11-K |_| Form 20-F |X| Form 10-Q

                         For Period Ended: June 30, 2005

                       |_| Transition Report on Form 10-K
                       |_| Transition Report on Form 20-F
                       |_| Transition Report on Form 11-K
                       |_| Transition Report on Form 10-Q
                       |_| Transition Report on Form N-SAR

          For the Transition Period Ended:
                                           ----------------------------

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                               ------------------------

                                     PART I
                             REGISTRANT INFORMATION

                          AMERICAN UNITED GLOBAL, INC.
                             Full Name of Registrant

                             108 VILLAGE SQUARE #327

            Address of Principal Executive Office (Street and Number)

                             SOMERS, NEW YORK, 10589
                            City, State and Zip Code

                                     PART II
                             RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file its form 10-Q within the prescribed period due to ministerial difficulties, without unreasonable effort or expense. Such difficulties prevent the Company from finalizing the consolidating and consolidated financial statements and from completing the Form 10-Q.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                David M. Barnes                 (425) 503-9400
                ----------------                 --------------
                  (Name)                 (Area Code) (Telephone Number)



(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |_| Yes |X| No Quarterly report for period ending March 31, 2005

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

The Company expects its net loss for the three and six months ended June 30, 2005 to approximate $550,000 and $850,000 respectively including stock compensation of approximately $300,000 as compared to a loss of $768,000 and $1,416,000 respectively for the three and six months ended June 30, 2004. The reduction of $218,000 and $$566,000 consists primarily of higher general expenses and interest expense in the 2004 periods due to the wind down and rescission of the New York Medical, Inc. transaction as well as the amortization of the beneficial conversion feature of certain warrants that were issued with the Bridge Notes. The current years figures are preliminary and are subject to further review and adjustment.



                          AMERICAN UNITED GLOBAL, INC.
                  (Name of Registrant as Specified in Charter)



Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: August 15, 2005           By: /s/ David M. Barnes
                                 -----------------------------------------------
                                 David M. Barnes
                                 Chief Financial Officer